December 12, 2023

Via Edgar

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Bayview Acquisition Corp

Registration Statement on Form S-1, as amended (File No. 333-275649)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins Bayview Acquisition Corp in requesting that the U.S. Securities and Exchange Commission take appropriate action to cause the effective date of the Registration Statement on Form S-1 (File No. 333-275649) (the “Registration Statement”) to be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, December 14, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 under the General Rules and Regulations under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they have complied with and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours,

Chardan Capital Markets, LLC

By:	/s/ George Kaufman
Name:	George Kaufman
Title:	Partner and Head if Investment Banking